SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date May 19, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated May 19, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: May 19, 2005

National Sucanon TV and Radio Advertising Begins May 26th in Mexico

Vancouver, BC, May 19, 2005 - Robert Rieveley, the President of Biotech Holdings Ltd. (the "Company", TSX.V: BIO; OTTBB: BIOHF) announced today that national television and radio advertising of Biotech^s Sucanon diabetes drug will begin May 26, 2005. The cost of this six week advertising program is $183,500 USD.

"Our infomercial will be broadcast in all markets in Mexico, in varying time slots, on two national channels to reach our target market. The long-form 28-minute infomercial, which has been approved by Mexico^s national regulator, will be broadcast more than 80 times during a period of six weeks," Mr. Rieveley said.

The infomercial, which has been approved by the Board of Health in Mexico, can be viewed on our website at: http://www.biotechltd.com/products/productInfomercial.asp.

"At the same time, our radio advertising will resume in the form of interviews and spots on the program, "Todo para la mujer con Maxine Woodside". "Todo para la mujer" is heard on two national frequencies, XERFR-AM970 and XERFR-FM 103.3, which reach 98% of Mexico^s urban population and also reach a U.S. Spanish-speaking audience of 10 million in Texas, Arizona and New Mexico. In addition, Sucanon interviews and spots on "Todo para la mujer" will be simulcast on Cablevision in Mexico City and through cable PCTC in the rest of Mexico," Mr. Rieveley added.

"We believe that the six-week program that we are starting will establish Sucanon as a new, effective and affordable medication for those who suffer from symptoms of Type II Diabetes," Mr. Rieveley said.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.